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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BEI Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05538P104

(CUSIP Number)

Charles Crocker and Affiliated Trusts
One Post Street, Suite 2500
San Francisco, California 94104
(415) 956-4477

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th floor
San Francisco, CA 94111
(415) 693-2000

July 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05538P104			Page 2 of 11 Pages

1.	Name of Reporting Person: Charles Crocker		I.R.S. Identification Nos. of above persons (entities only): SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,050,568 *

		9.	Sole Dispositive Power: 2,050,568 *

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,050,568 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 13.7% *

14.	Type of Reporting Person (See Instructions): IN

* Includes (i) 99,872 shares of common stock owned by Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, and (ii) 20,000 shares of common stock issuable to Mr. Crocker pursuant to outstanding options exercisable within 60 days of July 21, 2005. Does not include (i) 150,000 shares of common stock directly owned by the Crocker 2004 Charitable Remainder Unitrust, (ii) 349,000 shares of common stock owned by the Abigail Elizabeth Crocker 1974 Trust and (iii) 359,000 shares of common stock owned by the Sarah Campbell Crocker 1974 Trust; Mr. Crocker expressly disclaims beneficial ownership of all of the shares described in clauses “(i)”, “(ii)” and “(iii)” of this sentence.
Percentage of class is based on 14,998,324 shares, which represents 14,978,324 shares of common stock outstanding as of July 19, 2005 and 20,000 shares of common stock issuable to Mr. Crocker pursuant to options exercisable within 60 days of July 21, 2005.

CUSIP No. 05538P104			Page 3 of 11 Pages

1.	Name of Reporting Person: The Crocker 2004 Charitable Remainder Unitrust (Charles Crocker and Lucinda Campbell Crocker as trustees)		I.R.S. Identification Nos. of above persons (entities only): TIN# 20-6252496

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 150,000 *

		9.	Sole Dispositive Power: 150,000 *

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 150,000 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 1.0% *

14.	Type of Reporting Person (See Instructions): OO

* Does not include (i) 99,872 shares of common stock owned by Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, (ii) 349,000 shares of common stock owned by the Abigail Elizabeth Crocker 1974 Trust, (iii) 359,000 shares of common stock owned by the Sarah Campbell Crocker 1974 Trust, (iv) 1,930,696 shares directly owned by Mr. Crocker and (v) 20,000 shares of common stock issuable to Mr. Crocker pursuant to outstanding options exercisable within 60 days of July 21, 2005; the Crocker 2004 Charitable Remainder Unitrust expressly disclaims beneficial ownership of all of the shares described in clauses “(i)” - “(v)” above.
Percentage of class is based on 14,978,324 shares of common stock outstanding as of July 19, 2005.

CUSIP No. 05538P104			Page 4 of 11 Pages

1.	Name of Reporting Person: Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased (Charles Crocker and Abigail Crocker Reagan as trustees)		I.R.S. Identification Nos. of above persons (entities only): TIN# 94-6083755

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 99,872 *

		9.	Sole Dispositive Power: 99,872 *

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,872 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0.7% *

14.	Type of Reporting Person (See Instructions): OO

* Does not include (i) 150,000 shares of common stock directly owned by the Crocker 2004 Charitable Remainder Unitrust, (ii) 349,000 shares of common stock owned by the Abigail Elizabeth Crocker 1974 Trust, (iii) 359,000 shares of common stock owned by the Sarah Campbell Crocker 1974 Trust, (iv) 1,930,696 shares directly owned by Mr. Crocker and (v) 20,000 shares of common stock issuable to Mr. Crocker pursuant to outstanding options exercisable within 60 days of July 21, 2005; Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, expressly disclaims beneficial ownership of all of the shares described in clauses “(i)” - “(v)” above.
Percentage of class is based on 14,978,324 shares of common stock outstanding as of July 19, 2005.

CUSIP No. 05538P104			Page 5 of 11 Pages

1.	Name of Reporting Person: Abigail Elizabeth Crocker 1974 Trust (Charles Crocker as trustee)		I.R.S. Identification Nos. of above persons (entities only): TIN# 94-6363847

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 349,000 *

		9.	Sole Dispositive Power: 349,000 *

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 349,000 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 2.3% *

14.	Type of Reporting Person (See Instructions): OO

* Does not include (i) 150,000 shares of common stock directly owned by the Crocker 2004 Charitable Remainder Unitrust, (ii) 99,872 shares of common stock owned by Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, (iii) 359,000 shares of common stock owned by the Sarah Campbell Crocker 1974 Trust, (iv) 1,930,696 shares directly owned by Mr. Crocker and (v) 20,000 shares of common stock issuable to Mr. Crocker pursuant to outstanding options exercisable within 60 days of July 21, 2005; the Abigail Elizabeth Crocker 1974 Trust expressly disclaims beneficial ownership of all of the shares described in clauses “(i)” - “(v)” above.
Percentage of class is based on 14,978,324 shares of common stock outstanding as of July 19, 2005.

CUSIP No. 05538P104			Page 6 of 11 Pages

1.	Name of Reporting Person: Sarah Campbell Crocker 1974 Trust (Charles Crocker as trustee)		I.R.S. Identification Nos. of above persons (entities only): TIN# 94-6363848

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 359,000 *

		9.	Sole Dispositive Power: 359,000 *

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 359,000 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 2.3% *

14.	Type of Reporting Person (See Instructions): OO

* Does not include (i) 150,000 shares of common stock directly owned by the Crocker 2004 Charitable Remainder Unitrust, (ii) 99,872 shares of common stock owned by Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, (iii) 349,000 shares of common stock owned by the Abigail Elizabeth Crocker 1974 Trust, (iv) 1,930,696 shares directly owned by Mr. Crocker and (v) 20,000 shares of common stock issuable to Mr. Crocker pursuant to outstanding options exercisable within 60 days of July 21, 2005; the Sarah Campbell Crocker 1974 Trust expressly disclaims beneficial ownership of all of the shares described in clauses “(i)” - “(v)” above.
Percentage of class is based on 14,978,324 shares of common stock outstanding as of July 19, 2005.

Item 1. Security and Issuer
The title of the class of equity securities to which this Amendment No. 1 to Schedule 13D (this “Amendment”) relates is the common stock, par value $0.001 per share, of BEI Technologies, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is One Post Street, Suite 2500, San Francisco, California 94104.
Item 2. Identity and Background
The persons filing this Amendment are Charles Crocker and certain trusts, namely the Crocker 2004 Charitable Remainder Unitrust, Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, the Abigail Elizabeth Crocker 1974 Trust and the Sarah Campbell Crocker 1974 Trust (collectively, the “Trusts”), of which Mr. Crocker is the trustee. The business address of each of the foregoing persons is One Post Street, Suite 2500, San Francisco, California 94104.
Mr. Crocker is the Chief Executive Officer of the Company. During the last five years, Mr. Crocker has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Mr. Crocker been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Crocker was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Crocker, Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, the Abigail Elizabeth Crocker 1974 Trust and the Sarah Campbell Crocker 1974 Trust initially acquired shares as a result of the spin-off of the Company from its parent, BEI Electronics, Inc. (“Electronics”) on September 27, 1997, which was effected by the distribution by Electronics to its stockholders of one share of common stock of the Company for each share of common stock of Electronics held by such stockholder on the record date for the distribution. Mr. Crocker received additional shares upon the grant of restricted stock, and the exercise of options granted, pursuant to the Company’s 1997 Equity Incentive Plan and he has from time to time gifted additional shares to Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased, the Abigail Elizabeth Crocker 1974 Trust and the Sarah Campbell Crocker 1974 Trust.
The Crocker 2004 Charitable Remainder Unitrust acquired the shares reported in this Amendment as a gift from Mr. Crocker on July 28, 2004.
The Support Agreement described in Item 4 of this Amendment was entered into by Mr. Crocker to facilitate the transactions contemplated by the Merger Agreement described in Item 4 of this Amendment. Mr. Crocker did not receive additional consideration in connection with the execution and delivery of the Support Agreement.
Item 4. Purpose of Transaction
(a) – (c) In connection with an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 21, 2005, by and among Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France (“Schneider”), Beacon Purchaser Corporation, a Delaware corporation that is an indirect wholly-owned subsidiary of Schneider (“Acquisition Sub”), and the Company, Mr. Crocker entered into a Transaction Support Agreement, dated as of July 21, 2005, with Schneider and Acquisition Sub (the “Support Agreement”).
Pursuant to the Merger Agreement, Acquisition Sub has agreed to commence a cash tender offer (the “Offer”) for all of the issued and outstanding shares of common stock of the Company, at a purchase price of $35.00 per share. The Merger Agreement provides that following the acquisition by Acquisition Sub of shares of Company common stock tendered pursuant to the Offer, Acquisition Sub will be merged with and into the Company (the “Merger”), with the Company surviving the merger as an indirect wholly-owned subsidiary of Schneider, and that in connection with the Merger all remaining outstanding shares of Company common stock (other than shares held by Schneider, Acquisition Sub or any other wholly-owned subsidiary of Schneider or the Company and shares with respect to which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive $35.00 per share in cash. Acquisition Sub’s obligations to accept for payment shares of Company common stock tendered pursuant to the Offer and to consummate the Merger are each subject to a number of conditions described in the Merger Agreement. The description of the Merger Agreement in this Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to this Amendment and incorporated herein by reference.
In connection with the Merger Agreement, Mr. Crocker entered into the Support Agreement with Schneider and Acquisition Sub and pursuant thereto has agreed, among other things, to tender all shares of Company common stock (other than shares of restricted Company common stock) beneficially owned by him in the Offer and to vote (to the extent required) in favor of the adoption of the Merger Agreement, and has granted Schneider a proxy with respect to the voting of such shares of Company common stock, upon the terms set forth in the Support Agreement. Mr. Crocker’s Support Agreement terminates upon the termination of the Merger Agreement, provided that if the Merger Agreement is terminated under certain circumstances, and in the one-year period following such termination Mr. Crocker sells any of the shares of Company common stock personally held by him (excluding any shares held by the Trusts), then, with respect to each such share that is sold, Mr. Crocker is required to pay to Schneider 50% of the amount by which the price per share he receives in such sale exceeds the price per share that was proposed to be paid by Acquisition Sub in the Offer, as it may be amended. The description of the Support Agreement in this Amendment does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as an exhibit to this Amendment and incorporated herein by reference.
(d) – (g) Not applicable.
(h and i) In connection with the Merger, all outstanding shares of Company common stock (other than shares held by Schneider, Acquisition Sub or any other wholly-owned subsidiary of Schneider or the Company and shares with respect to which appraisal rights are validly exercised under Delaware law) will be converted into the right to receive $35.00 per share in cash. If the transactions contemplated by the Merger Agreement are consummated, the Company’s common stock will be delisted from the Nasdaq National Market and will be deregistered under Section 12(g)(4) of the Securities Exchange Act of 1934.
(j) Other than as described in this Amendment, not applicable.
Item 5. Interest in Securities of the Issuer
(a) The applicable responses of Mr. Crocker and the Trusts on rows 11 – 13 of pages 2 – 6 of this Amendment are incorporated herein by reference.
(b) Pursuant to the Support Agreement, Mr. Crocker has agreed, among other things, to tender all shares of Company common stock (other than shares of restricted Company common stock) beneficially owned by him in the Offer and to vote (to the extent required) in favor of the adoption of the Merger Agreement, and granted Schneider a proxy with respect to the voting of such shares of Company common stock, upon the terms set forth in the Support Agreement. Mr. Crocker may be deemed to have shared voting power with Schneider and Acquisition Sub with regard to the matters discussed in the Support Agreement.
To Mr. Crocker’s knowledge, the information required by this item concerning Schneider and the Acquisition Sub and their respective executive officers and directors is set forth in the Schedule 13D filed by Schneider and Acquisition Sub with the Securities Exchange Commission on July 29, 2005, which information is incorporated herein by reference.

(c) Mr. Crocker has not effected any transaction in the Company’s common shares during the past 60 days.
(d) The Support Agreement provides that if the Merger Agreement is terminated under certain circumstances, and in the one-year period following such termination Mr. Crocker sells any of the shares personally held by him (excluding shares held by the Trusts), then, with respect to each such share that is sold, Mr. Crocker is required to pay to Schneider 50% of the amount by which the price per share he receives in such sale exceeds the price per share that was proposed to be paid by Acquisition Sub in the Offer, as it may be amended.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4, “Purpose of Transaction,” which is incorporated herein by reference in its entirety.
Item 7. Material To Be Filed As Exhibits

Exhibit No.	Exhibit Title

2.1*	Agreement and Plan of Merger by and among Schneider Electric SA, Beacon Purchaser Corporation and BEI Technologies, Inc., dated as of July 21, 2005

2.2*	Form of Transaction Support Agreement entered into by Charles Crocker with Schneider Electric SA and Beacon Purchaser Corporation, dated as of July 21, 2005

*	Incorporated by reference to the Current Report on Form 8-K filed by the Company on July 27, 2005.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 1, 2005

/s/ Charles Crocker
Charles Crocker

/s/ Charles Crocker
Charles Crocker, trustee of the Crocker 2004 Charitable Remainder Unitrust

/s/ Charles Crocker
Charles Crocker, trustee of Trust Fund B f/b/o Charles Crocker III Under the Will of Charles Crocker, deceased

/s/ Charles Crocker
Charles Crocker, trustee of the Abigail Elizabeth Crocker 1974 Trust

/s/ Charles Crocker
Charles Crocker, trustee of the Sarah Campbell Crocker 1974 Trust

EXHIBIT INDEX

Exhibit No.	Exhibit Title

2.1*	Agreement and Plan of Merger by and among Schneider Electric SA, Beacon Purchaser Corporation and BEI Technologies, Inc., dated as of July 21, 2005

2.2*	Form of Transaction Support Agreement entered into by Charles Crocker with Schneider Electric SA and Beacon Purchaser Corporation, dated as of July 21, 2005

*	Incorporated by reference to the Current Report on Form 8-K filed by the Company on July 27, 2005.